                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 11-K


                                   (Mark One)


                  [x] ANNUAL REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the fiscal year ended December 31, 1997

                                       OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from       to      .
                                                -----    -----

                         Commission File Number 1-5725


A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

    Nichols-Homeshield 401(k) Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    Quanex Corporation
    1900 West Loop South, Suite 1500
    Houston, Texas 77027
    (713) 961-4600

                       [DELOITTE & TOUCHE LLP LETTERHEAD]


INDEPENDENT AUDITORS' REPORT


The Benefits Committee
Quanex Corporation
Houston, Texas

Re:      Nichols Homeshield 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Nichols Homeshield 401(k) Savings Plan (the "Plan") as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) investments as of December 31, 1997 and (2) 5% reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP



May 22, 1998

                               QUANEX CORPORATION
                     NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                    December 31,
                                                             --------------------------
                                                                 1997           1996
                                                             -----------    -----------
Assets:
        Investments, at fair value:
               Mutual fund assets:
                    Fidelity Puritan Fund                    $   397,572    $   368,260
                    Fidelity Magellan Fund                     6,336,645      4,613,459
                    Fidelity Contrafund                        4,445,215      3,436,148
                    Fidelity Growth and Income Fund            8,237,910      5,722,217
                    Fidelity Overseas Fund                       935,104        339,269
                    Fidelity Balanced Fund                     1,951,329      1,441,746
                    Fidelity Government Money Market Fund      6,234,283      6,587,993
                    Templeton Foreign Fund                       237,963         58,309
               Quanex Corporation Common Stock                   708,813        518,125
               Fidelity Common/Commingled Trust                  682,073        764,169
                                                             -----------    -----------
                                                              30,166,907     23,849,695

        Participant loans                                      1,311,591      1,067,089
                                                             -----------    -----------
                               Total                          31,478,498     24,916,784
                                                             -----------    -----------

        Employee contributions receivable                        170,839        126,604
        Employer contributions receivable                        107,102         96,848
                                                             -----------    -----------
                               Total                             277,941        223,452
                                                             -----------    -----------

Net assets available for benefits                            $31,756,439    $25,140,236
                                                             ===========    ===========



                       See notes to financial statements.

                               QUANEX CORPORATION
                     NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS


                                                              Year Ended December 31,
                                                            --------------------------
                                                               1997           1996
                                                            -----------    -----------
Investment income:
           Interest and dividends                           $ 1,924,289    $ 1,760,124
           Net appreciation in fair value of investments      3,025,902      1,044,037
                                                            -----------    -----------
                     Total income                             4,950,191      2,804,161
                                                            -----------    -----------

Contributions:
           Employer                                           1,375,887      1,302,003
           Less forfeitures                                      36,396         34,342
                                                            -----------    -----------
                                                              1,339,491      1,267,661

           Employee                                           1,766,898      1,464,390
                                                            -----------    -----------
                     Total contributions                      3,106,389      2,732,051
                                                            -----------    -----------

Interest on participant loans                                    90,456         69,555
                                                            -----------    -----------
                     Total additions                          8,147,036      5,605,767
                                                            -----------    -----------

Benefit payments                                              1,524,355      2,154,169
Administrative fees                                               6,478          6,125
                                                            -----------    -----------
                     Total deductions                         1,530,833      2,160,294
                                                            -----------    -----------

Increase in net assets available
  for benefits                                                6,616,203      3,445,473

Net assets available for benefits:
           Beginning of year                                 25,140,236     21,694,763
                                                            -----------    -----------
           End of year                                      $31,756,439    $25,140,236
                                                            ===========    ===========



                       See notes to financial statements.

                               QUANEX CORPORATION
                     NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1997 and 1996


A.       DESCRIPTION OF THE PLAN

         The following description of the Nichols-Homeshield 401(k) Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

         (1) General. The Plan was established on October 1, 1987, and was amended and restated effective January 1, 1989, as a defined contribution plan under Section 401(k) of the Internal Revenue Code ("Code") which covers substantially all salaried and non-union hourly employees at the Nichols-Homeshield division of Quanex Corporation (the "Company") and bargaining unit employees at the Lincolnshire, Illinois plant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

         (2) Contributions. Employees are eligible to make salary deferral contributions to the Plan on the entry date next following the date that the employee completes one month of service. Participants may elect salary deferrals between 1% and 15% of compensation as defined by the Plan agreement. The Company makes contributions on behalf of employees who have at least one year of service. The Company contribution is based on Company profits and is calculated based on a percentage of the employee's compensation.

         (3) Participant Accounts. Each participant's account is credited with the participant's contribution, the employer's contribution, and an allocation of investment income. Investment income allocations are based on individual participant account balances as of the end of the period in which the income is earned.

         (4) Investment Options. Participants may direct allocation of their contributions to the following funds:

                  Government Money Market Fund - invested and reinvested in short-term government obligations.

                  Balanced Fund - invested and reinvested in common and preferred stocks and bonds.

                  Growth and Income Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

                  Magellan Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

                  Contrafund - invested and reinvested in equities of foreign and domestic companies.

                  Overseas Fund - invested and reinvested in foreign securities.

                  Puritan Fund - invested and reinvested in common and preferred stocks and bonds.

                  Templeton Foreign Fund - invested and reinvested in foreign securities.

                  Quanex Corporation Common Stock - invested and reinvested exclusively in the common stock of Quanex Corporation.

                  Common/Commingled Trust - invested and reinvested in investment contracts issued by insurance companies, banks and other financial institutions.

         (5) Vesting. Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the employer contribution is based on years of credited service. A participant is 20% vested for each year of credited service and fully vested after five years. If a participant terminates employment prior to becoming fully vested, the nonvested portion of the employer contributions are immediately forfeited by the participant and utilized to reduce future employer contributions.

         (6) Payment of Benefits. The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions. Upon termination of service, a participant may elect to receive a cash lump-sum distribution equal to the amount of vested benefits in his or her account. As of December 31, 1997 and 1996, net assets available for benefits included benefits of $3,479 and $22,530, respectively, due to participants who had withdrawn from participation in the Plan.

         (7) Loans. Loans may be granted to a participant of the Plan at the Committee's discretion. Loan terms range up to five years or seven years if used for the purchase of a primary residence. The loans bear a reasonable rate of interest established by the Committee. Interest on the loan is allocated to the borrower's participant account.
                  Loan set-up fees and carrying fees are paid by the participant to Fidelity.

B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         (2) Administrative Expenses. Administrative expenses of the Plan are paid by the Company. Loan set up fees and carrying fees are paid by the participant to Fidelity.

         (3) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined by using the last recorded sales price. The fair value of the common/commingled trust is at face value.

         (4) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in the net assets available for benefits during the reporting period. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

         (5)      Payment of Benefits. Benefit payments are recorded when paid.

C.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

D.       FEDERAL INCOME TAX STATUS

         The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service ("IRS"). The Plan is a qualified trust under Sections 401(a) and 401(k) of the Code and, as a result, is exempt from taxation under Section 501(a) of the Code. The Plan received a favorable determination letter dated December 22, 1994 from the IRS. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, it believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

E.       RELATED PARTY TRANSACTIONS

         During the years ended December 31, 1997 and 1996, the Plan purchased and sold shares of Quanex Corporation common stock, as shown below:


                                    1997                                1996
                                    ----                                ----
                        Shares      Cost     Sales Price    Shares      Cost     Sales Price
                       --------- ----------  -----------   ---------  ---------- -----------
           Purchases    11,896    $334,213                   6,087    $145,904
           Sales         5,620     138,365    $175,262      18,735     370,590    $435,319



          During the years ended December 31, 1997 and 1996, the Plan purchased and sold shares of Fidelity mutual funds, as shown below:


                                         1997                                         1996
                                         ----                                         ----
                        Shares           Cost     Sales Price         Shares          Cost       Sales Price
                        ---------     ----------  -----------        ---------     ----------    -----------
           Purchases    2,068,366    $27,387,956                     2,158,747    $12,577,957
           Sales        2,308,384     23,537,694    $24,173,502      1,918,003     10,179,781    $10,508,116

          During the years ended December 31, 1997 and 1996, the Plan purchased and sold shares of Fidelity Common/Commingled Trust, as shown below:


                                         1997                                         1996
                                         ----                                         ----
                        Shares           Cost     Sales Price         Shares          Cost       Sales Price
                        ---------     ----------  -----------        ---------     ----------    -----------
           Purchases    17,350,916   $17,350,916                     5,950,598     $5,950,598
           Sales        17,433,012    17,433,012   17,433,012        5,625,983      5,625,983    $5,625,983


F.           SUPPLEMENTAL FUND INFORMATION

             Contributions, benefit payments and investment income by fund were as follows for the years ended December 31:


                                                   1997          1996
                                               ----------    ----------
Employee Contributions:
      Fidelity Puritan Fund                    $   48,109    $   24,360
      Fidelity Magellan Fund                      366,386       339,683
      Fidelity Contrafund                         293,331       220,724
      Fidelity Growth and Income Fund             404,124       333,733
      Fidelity Overseas Fund                       50,026        41,056
      Fidelity Balanced Fund                      161,137       129,715
      Fidelity Government Money Market Fund       301,382       303,711
      Templeton Fund                               30,357         4,847
      Quanex Corporation Common Stock              37,702        28,928
      Fidelity Common/Commingled Trust             74,344        37,633
                                               ----------    ----------
                                               $1,766,898    $1,464,390
                                               ==========    ==========


                                                   1997          1996
                                               ----------    ----------

Employer Contributions:
      Fidelity Puritan Fund                    $   24,300    $   20,637
      Fidelity Magellan Fund                      287,744       268,954
      Fidelity Contrafund                         205,277       182,916
      Fidelity Growth and Income Fund             274,829       247,719
      Fidelity Overseas Fund                       26,937        24,525
      Fidelity Balanced Fund                      126,436       121,618
      Fidelity Government Money Market Fund       322,674       345,797
      Templeton Foreign Fund                       11,331         2,311
      Quanex Corporation Common Stock              28,513        25,760
      Fidelity Common/Commingled Trust             31,450        27,424
                                               ----------    ----------
                                               $1,339,491    $1,267,661
                                               ==========    ==========


                                                   1997          1996
                                               ----------    ----------

Benefit payments:
      Fidelity Puritan Fund                    $   27,309    $   42,523
      Fidelity Magellan Fund                      265,735       393,328
      Fidelity Contrafund                         173,081        73,823
      Fidelity Growth and Income Fund             362,756       455,730
      Fidelity Overseas Fund                       21,351       121,544
      Fidelity Balanced Fund                       75,691       197,261
      Fidelity Government Money Market Fund       547,972       842,522
      Templeton Foreign Fund                          842          --
      Quanex Corporation Common Stock               2,853        11,667
      Fidelity Common/Commingled Trust             46,765        15,771
                                               ----------    ----------
                                               $1,524,355    $2,154,169
                                               ==========    ==========

                                                  1997          1996
                                               ----------    ----------
Investment income:
      Fidelity Puritan Fund                    $   69,603    $   39,483
      Fidelity Magellan Fund                    1,263,804       483,131
      Fidelity Contrafund                         784,366       573,106
      Fidelity Growth and Income Fund           1,835,146       937,521
      Fidelity Overseas Fund                      207,707        74,008
      Fidelity Balanced Fund                      358,885       118,163
      Fidelity Government Money Market Fund       336,082       331,052
      Templeton Foreign Fund                        3,587         5,015
      Quanex Corporation Common Stock              44,145       210,499
      Fidelity Common/Commingled Trust             46,866        32,183
                                               ----------    ----------
                                               $4,950,191    $2,804,161
                                               ==========    ==========

           ITEM 27-A SCHEDULE OF ASSETS HELD FOR INVESTMENTS PURPOSES
                             EIN: 38-1872178; PN 017

                               QUANEX CORPORATION
                     NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                             AS OF DECEMBER 31, 1997


                                                   Shares/                   Current
                                                  Par Value      Cost         Value
                                                 ----------  -----------    ----------
Mutual Fund Assets - Fidelity Investments:
      Puritan Fund*                                20,515    $   365,283    $  397,572
      Magellan Fund*                               66,512      5,145,551     6,336,645
      Contrafund*                                  95,330      3,608,428     4,445,215
      Growth and Income Fund*                     216,218      5,648,968     8,237,910
      Overseas Fund*                               28,737        901,385       935,104
      Balanced Fund*                              127,788      1,766,041     1,951,329
      Government Money Market Fund*             6,234,283      6,234,283     6,234,283
      Templeton Foreign Fund*                      23,916        257,691       237,963
                                                             -------------------------
                  Total Mutual Fund Assets                    23,927,630    28,776,021

Quanex Corporation Common Stock*                   25,202        618,447       708,813
Fidelity Common/Commingled Trust*                 682,073        682,073       682,073
Participant loans (bearing interest rates
   from 7.85% to 11%)                                          1,311,591     1,311,591
                                                             -------------------------
                  Total Investments                          $26,539,741   $31,478,498
                                                             =========================





* Party-in-Interest

   ITEM 27-D - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS EIN 38-1872178; PN 017

                               QUANEX CORPORATION
                      NICHOLS-HOMESHIELD 401(k)SAVINGS PLAN

               SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                                        Current

                                                    Series of Transactions
                                                    ----------------------
                                                                                                        Current
                           Total Number of              Total Number of                                 Value on          Net
                          Purchases During    Purchase  Sales During the    Selling        Cost of    Transaction        Gain
   Description             the Plan Year       Price      Plan Year          Price          Asset         Date          (Loss)
   -----------            ----------------    --------  ---------------- -----------    -----------   -----------   -----------
Fidelity Investments:
Magellan*                      133          $1,631,892       81          $   772,845    $   674,389    $ 772,845    $    98,456

Contrafund*                    111           1,865,383       67            1,215,906      1,099,347    1,215,906        116,559

Growth & Income*               140           3,665,022       90            2,618,499      2,393,374    2,618,499        225,125

Overseas*                      135          17,597,648       69           17,164,239     17,015,413   17,164,239        148,826

Balanced*                       85             899,035       55              510,783        476,053      510,783         34,730

Common/Commingled
Trust*                         148          17,350,916       79           17,433,012     17,433,012   17,433,012              0

Gov't Money Market*            106           1,288,607       98            1,642,318      1,642,318    1,642,318              0


* Party-in-Interest

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                        Nichols-Homeshield 401 (k) Savings Plan


Date:  June 29, 1998                          /s/ Wayne M. Rose
                                              ---------------------------------
                                              Wayne M. Rose, Benefits Committee

                                INDEX TO EXHIBITS

23.1            Independents Auditor's Consent